

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 1, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Eugenio Arteaga Infante
Chief Financial Officer
Masisa S.A.
Av. Apoquindo 3650; Piso 10
Las Condes, Santiago, Chile

> **RE: Form 20-F for the fiscal year ended December 31, 2006**
> **File No. 001-32555**

Dear Mr. Arteaga:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief